Filed by Fluor Corporation pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Spring Valley Acquisition Corp.
Commission File No. 001-39736

Frequently Asked Questions
NuScale Merger with Spring Valley Corp.

Updated: 12/21/21

This is a compilation of inquiries that have been received to date via Ask Senior Management and the All-Hands Meeting on December 14, 2021.
1.What does announcement this mean for my units / options? What do I need to do?
For the moment, nothing. For those with options expiring in the first half of the year, we continue to suggest that you transfer them to a trust or family member so they can be exercised by the family member or trust before they expire. Note that this only applies to those options scheduled to expire by mid-2022. For more information on this, reference: NuScale_Power_Unit_Options-Equity_Incentive_Plan_FAQ_2021_06_28_vF.pdf (nuscalepower.com)
Existing common unit options outstanding as of transaction close will be converted to common stock options in the public company (NuScale Power Corp.). The number of options will be multiplied by the merger exchange ratio (which currently is 0.1732, but that ratio may change slightly based on future changes in capitalization of NuScale, including future grants of unit options, from now until completion of the merger), and the exercise price per share will be divided by the merger exchange ratio on the date of exercise. The expiration date, vesting, and all other provisions for those options will remain unchanged.
After the merger is completed, NuScale Power Corp. common stock will be publicly traded on NASDAQ, there will be a daily market value known for the common stock and stock options, and you will be able to exercise your stock options and sell the resulting common stock (subject to compliance with securities laws, the terms of the NuScale’s incentive stock plan, and NuScale’s insider trading policy). One of the great benefits of becoming a public company is once the options are options in NuScale Power Corporation, you are free to exercise them and owning shares will not affect your employee status.
Contact NuScale Finance if you need an illustration of the above conversion mechanisms and exchange ratio, as applied to your specific option holdings.

2.Will there be dilution as a result of this transaction?
While this transaction does lower an individual’s percentage of ownership, it is important to note that the value of that ownership stake (even after lowering the percentage) is likely to greater because of this transaction. The merger agreement implied a $1.875 million pre-money equity value for NuScale, which is higher than the value implied by our most recent Preferred A-5 financing round. In addition, following close of the merger, your NuScale equity will become marketable securities of NuScale Power Corp. These shares can be owned by employees and, because the NuScale preferred units will be eliminated, your NuScale Power Corp. common shares will no longer be subject to potential dilution from interest accruing on the preferred units. Please know that the NuScale Board of Managers unanimously approved this transaction and recommends it to all unitholders. The board believes that the transaction treats all equity holders fairly, and the board took a number of thoughtful steps and gave careful consideration to the interests of all unitholders, optionholders and other stakeholders – including you, our employees, customers and government partners – and after consultation with officers, outside financial advisors and valuation experts, and outside legal counsel.

3.Does this mean I can sell my units? Will there be a lockup period?
NuScale Power Corp. expects to file a registration statement that covers your any shares of stock that are issued upon exercise of your stock options approximately 60 to 90 days after the closing of the transaction. Once the registration statement is filed, you will be able to sell any shares received upon exercise, subject to compliance with securities laws, volume limitations, the company’s insider trading policy, any blackout periods that may be imposed and the provisions of the stock option plan. Please consult your tax planner so you understand and prepare for any tax liability. There will be a lockup period for certain large shareholders that will not affect employees.

4. How do I access my newly public shares when the deal closes?
NuScale is currently working through the selection process for the third-party administrator that will register and maintain record of all shares of and options in NuScale Power Corp.
Units of NuScale Power, LLC will remain in place after the merger and may be voluntarily converted into shares of NuScale Power Corp after the merger. Existing unitholders will receive communication on that process at a later date, but well before the shares of NuScale Power Corp. are registered and actively trading.
NuScale Power, LLC unit options will automatically be converted in NuScale Power Corp. stock options, those individuals that own vested unit options will need to exercise their options to own shares of NuScale Power Corp. If your options are not scheduled to expire in the first half of 2022, consider doing nothing other than watch for updates as we approach the close of the transaction that will make NuScale Power a public company.
5.As a new employee with "unvested" Unit options, I am wondering what will happen to "unvested" options?
All options in NuScale Power, LLC will convert to options in NuScale Power Corp. There will be no change in the vesting period or the expiration date of unvested options. See question 1 above.

6.Do unit options need to be exercised before NuScale goes public in order to convert to stock/options in the public company?
No, see the response to question 1 above.

7.What is NuScale’s business plan after the merger closes?
The NuScale Investor presentation posted on NuScale Power’s Investors page provides summary business plan information in a number of the slides, including a projection of the date of positive free cash flow, summary cash flow received from major activities performed by the company, and other relevant information.

8.Is the stock symbol known yet?
The ticker symbol “SMR” has been reserved for NuScale Power Corporation with Nasdaq.

9.How much cash will the PIPE and merger generate for NuScale?
The amount of gross cash proceeds from the merger and PIPE at close could range from $181 million to $443 million, depending upon the number of shares redeemed by existing Spring Valley Shareholders and the amount of PIPE financing that is completed.

10.Will this announcement impact our 2022 budget request or hiring plans for the next year?
No, NuScale is currently working through the 2022 budget approval with the Board. More information on the 2022 budget will be released as it becomes available.

11.How is current Spring Valley (SV) stock price associated with NuScale's valuation?
Since we signed the merger agreement, Spring Valley’s stock price is based, in part, on NuScale’s characteristics and investor expectations of the likelihood of the merger occurring. As a result of the potential that employees may currently possess material nonpublic information and base stock trades on that information, there is currently a trading blackout within NuScale on Spring Valley securities. (There is a similar blackout on trading Fluor shares for the same reason.)

12.What information can we share about the merger? Can we send people our press releases? Can we talk about it internally?
Yes, but note the following. As Bob Temple stated in the Communications Guidance message on December 14, it’s important that you do not reply to any additional inquiries, comment to the press or share any company information, even with your friends and family. We cannot discuss or post news about the merger process with anyone outside of NuScale, including via personal and professional blogs, emails and social media sites such as Twitter, Facebook, LinkedIn, Instagram.

With that said, you are permitted to share the press release link with family and friends. We also invite to like and reshare our NuScale posts on social media regarding the announcement. When you do, you are simply asked to just share the post or the press release link without adding commentary. You can follow us on Twitter: @NuScale_Power,

Facebook: NuScale Power, LLC, LinkedIn: NuScale-Power, and Instagram: nuscale_power.
13.What is going to happen to un-vested stock options at the time of IPO?
See question 1 above.

14.Spring Valley's previous SPAC acquisition failed to close and was terminated.  Are we confident the NuScale acquisition will successfully close?
We expect the merger to close in the first half of 2022.

15.Is it acceptable to discuss this event with our personal financial advisors now or do we need to wait?
Yes, you can provide to your financial advisor the presentation and details of the transaction as publicly disclosed in Spring Valley’s 8K Filing regarding the proposed merger.

16.Will there be some guidance on what happens to our unit options and the tax implications.
Please see the response in questions above.

17.Do we know an option estimated liquidation value and date yet?
Please note that this is a “merger” and not a “liquidation”. NuScale and Spring Valley have communicated an anticipated transaction close date in the first half (H1) of 2022 and a pre-money, equity value for NuScale of approximately $1.875 billion. In addition, see question 1 above for specific treatment of your unit options. Please see the company’s press release for more information.

18.What is the exchange ratio for NuScale units into NuScale Power Corp shares?
At the closing of the merger, each NuScale common unit will be exchanged into NuScale Power Corp. shares based on the exchange ratio. The exchange ratio is currently estimated to be 0.1732, but this is subject to change slightly based on changes in NuScale’s capitalization, including from the issuance of additional unit options.

19.Should we use or discontinue to use the unit option tool?
We will be removing the unit option tool from Bridge as it does not reflect the proposed transaction. While the exchange ratio has been provided and is our best estimate of the relative value of common units to common shares, upon request, NuScale Finance will send you a customize calculation of the impact of the merger on your unit options.

20.Does this change the decision that needs to be made with regard to the expiring February options?
No, the expiration date for the options expiring Feb. 2022 is statutory per IRS guidelines. Please see the following link for more information: Ask Senior Management Q36

21.Prior to today, employees have been restricted from exercising unit options because this would make us ‘part-owners’ and preclude us from being ‘employees’.  Will this be change once we become an official public traded company?

Once the unit options in NuScale Power, LLC are stock options in NuScale Power Corp., you may exercise them and own shares in your own name without impacting your employee status.

22.Are we going to provide information to former employees holding options?
We plan to add information to the investor relations website for former employee option holders.

23.For new employees just recently hired who don't have the options formally issued yet, does anything change for us?
We plan to issue options under the current equity incentive plan for all recently hired employees and for those who have already accepted employment at NuScale and start work in January 2022. For others accepting or joining NuScale later, we will have to wait until we have the new approved equity incentive plan before we can make equity participation part of our employment offers.

24.Now that there has been a public announcement that we are going public and the identity of our SPAC partner has been made public, will NuScale employees be able to purchase Fluor or Spring Valley stocks?
No. Until further notice there is a blackout on all trades for all securities issued by Fluor and Spring Valley.

Additional Information and Where to Find It

In connection with the business combination, Spring Valley intends to file a Registration Statement on Form S-4 (the “Form S-4”) with the SEC which will include a preliminary prospectus with respect to its securities to be issued in connection with the business combination and a preliminary proxy statement with respect to Spring Valley’s shareholder meeting at which Spring Valley’s shareholders will be asked to vote on the proposed business combination. Spring Valley and NuScale urge investors, shareholders and other interested persons to read, when available, the Form S-4, including the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC, because these documents will contain important information about the proposed business combination. After the Form S-4 has been filed and declared effective, Spring Valley will mail the definitive proxy statement/prospectus to shareholders of Spring Valley as of a record date to be established for voting on the business combination. Spring Valley shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Avenue Suite 1675 Dallas, TX 75201; e-mail: investors@sv-ac.com. These documents, once available, can also be obtained, without charge, at the SEC’s website www.sec.gov.

Participants in the Solicitation

Spring Valley and its directors and officers may be deemed participants in the solicitation of proxies of Spring Valley’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Spring Valley’s executive officers and directors in the solicitation by reading Spring Valley’s final prospectus filed with the SEC on November 25, 2020, the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Spring Valley’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

These frequently asked questions do not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among Spring Valley and NuScale or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Forward Looking Statements

Certain statements included in these frequently asked questions that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in these frequently asked questions, regarding Spring Valley’s proposed business combination with NuScale, Spring Valley’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on various assumptions, whether or not identified in these frequently asked questions, and on the current expectations of the respective management of NuScale and Spring Valley and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of NuScale and Spring Valley. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the shareholders of Spring Valley or NuScale is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to NuScale; risks related to the expansion of NuScale’s business and the timing of expected business milestones; the effects of competition on NuScale’s business; the ability of Spring Valley or NuScale to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future, and those factors discussed in Spring Valley’s final prospectus dated November 25, 2020 under the heading “Risk Factors,” and other documents Spring Valley has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor NuScale presently know, or that Spring Valley nor NuScale currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and NuScale’s expectations, plans, or forecasts of future events and views as of the date of these frequently asked questions. Spring Valley and NuScale anticipate that subsequent events and developments will cause Spring Valley’s and NuScale’s assessments to change. However, while Spring Valley and NuScale may elect to update these forward-looking statements at some point in the future, Spring Valley and NuScale specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s and NuScale’s assessments of any date subsequent to the date of these frequently asked questions. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Spring Valley Acquisition Corp.:
www.sv-ac.com
Robert Kaplan
Investors@sv-ac.com

Investor inquiries:
Gary Dvorchak, The Blueshirt Group for NuScale
ir@nuscalepower.com

Media inquiries:
Diane Hughes, NuScale
media@nuscalepower.com